Exhibit 10.1

February 27, 2017
Stephen D. Kelley
Dear Steve:
On behalf of Amkor Technology, Inc. (“Amkor”), I am very pleased to extend to you this continuing offer of employment, effective February 27, 2017, on the following terms:
Position: You will serve as President and Chief Executive Officer of Amkor. You will report directly to Amkor’s Board of Directors (the “Board”). You will have such authority, duties and responsibilities as are customarily associated with the positions of President and Chief Executive Officer. Your principal place of employment will be at our offices in Tempe, Arizona, subject to such travel as may be required in the performance of your duties and responsibilities.
During your employment with Amkor, you agree to devote your full business time and best efforts to the performance of your duties and responsibilities. You further agree that, subject to the approval of the Board, you shall be appointed to or stand for election to the Board and, if so appointed or elected, serve as a member thereof for no additional compensation. You further agree that if your employment with Amkor is terminated for any reason, you shall immediately resign from the Board and all committees thereof, with this letter constituting notice of such resignation.
Base Salary and Bonus Opportunity: Your annual base salary (“Base Salary”) will be $825,000 and will be paid to you in accordance with Amkor’s normal payroll practices. Effective January 1, 2018, your Base Salary will be increased to $860,000 and effective January 1, 2019, your Base Salary will be further increased to $895,000. Thereafter, your Base Salary shall be subject to review by the Board on at least an annual basis and may be adjusted by the Board in its sole discretion. Subject to the terms and conditions of Amkor’s Executive Incentive Bonus Plan, you will be eligible for a cash bonus for 2017 and thereafter with a target amount equal to 135% of your then Base Salary.
Equity Awards: Subject to the terms and conditions of the Amkor 2007 Equity Incentive Plan (the “Plan”) and the applicable award agreements, Amkor will grant you 200,000 time-based restricted shares of Amkor common stock and an option to purchase an additional 450,000 shares of Amkor common stock at a purchase price per share equal to the fair market value of such shares on the grant date. Your restricted stock and option awards shall vest in equal quarterly installments thereafter at the rate of 6.25% per quarter, such that 100% of each award shall be vested as of the fourth anniversary of the grant date. In addition, each award shall vest in full upon your death or the termination of your employment by the Company due to your disability. In the event of a Change in Control (as defined in the Plan), each award will be treated as the plan administrator determines in accordance with the Plan, including, without limitation, assumption or grant of a substitute award by the successor or acquiring company. If the successor or acquiring company does not assume or provide a substitute for the awards, the awards will fully vest in connection with such Change in Control.

Service Bonus: Subject to your continuing employment with Amkor, you will be eligible for a service bonus of $8,500,000 (the “Total Service Bonus”) that will be paid in annual installments of $2,125,000 (an “Annual Service Bonus”), in arrears for service in the prior year. The first Annual Service Bonus will be due in January 2018 and pro-rated based upon your service from February 27, 2017 until December 31, 2017. Each of the second, third and fourth Annual Service Bonus will be due in January of 2019, 2020 and 2021 respectively. A final pro-rated Annual Service Bonus will be due in March of 2021 based upon your service from January 1, 2021 until February 26, 2021. In the event of your death or disability, the full current year Annual Service Bonus will be paid in the normal course, but the remaining unpaid portion of the Total Service Bonus will be forfeited. In the event of your termination by Amkor for Cause (as defined below) or by you without Good Reason (as defined below), the remaining unpaid portion of the Total Service Bonus will be forfeited. If your employment is terminated by Amkor without Cause and other than due to your death or disability or by you for Good Reason in each case in connection with or after a Change in Control (as defined in the Plan), you will be paid a lump sum amount equal to the remaining unpaid portion of the Total Service Bonus within 30 days following termination of your employment.
Benefit Plans: You will be eligible to participate in Amkor’s employee benefit plans and programs on the same terms and conditions as apply to Amkor’s executive officers generally, as in effect from time to time.
Termination and Severance: Your employment with Amkor is at-will, meaning that both you and Amkor may terminate your employment at any time and for any reason. Upon termination of your employment for any reason, you shall be entitled to payment of the following items: (i) unpaid Base Salary earned prior to your termination date; (ii) unused vacation time accrued prior to your termination date; and (iii) vested benefits earned under any employee benefit plan or program, in accordance with the terms and conditions thereof. In addition, if your employment is terminated by Amkor without Cause (other than due to your death or disability) or by you for Good Reason, then, subject to your execution and non-revocation of a general release of claims in favor of Amkor and its affiliates within 60 days following your termination date and your continued compliance with the Restrictive Covenant Agreement set forth on Schedule A and the Confidentiality, Intellectual Property, and Insider Information Obligations agreement set forth on Schedule B, you shall be entitled to the following payments and benefits: (i) continuation of your then-current Base Salary for an 18 month period, payable in accordance with Amkor’s normal payroll practices beginning with the first payroll period after the release becomes effective or such later date as may be required to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) a pro-rata bonus for the year of termination determined based on the actual bonus, if any, you would have been paid for such year absent such termination, payable on the latest of (A) the date on which Amkor pays bonuses for such year generally, (B) the date on which the release becomes effective and (C) such later date as may be required to comply with Code Section 409A; (iii) payment of the applicable premiums if you or any of your eligible dependents elect continued coverage under Amkor’s group health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”) for the 18 month period beginning on your termination date or, if shorter, the maximum period permitted under COBRA; and (d) payment of the actual cost of outplacement services used by you for a period of 6 months following your termination date.
Definitions: For purposes of this letter, “Cause” means (i) indictment, conviction of, or the entry of a plea of guilty or no contest to, (A) a felony or (B) any crime involving moral turpitude or dishonesty, (ii) any intentional action or an act of fraud, dishonesty, or theft affecting the property, reputation, or business of Amkor or its affiliates, (iii) willful and persistent neglect of your duties and responsibilities, (iv) failure or refusal to carry out the lawful directives of the Board, (v) diverting any business opportunity of Amkor or its affiliates for your own personal gain, (vi) misrepresentation of a significant fact on your employment application and/or resume, or (vii) misuse of alcohol or drugs affecting your work performance. For purposes of this letter, “Good Reason” means (i) a change in your title as President and CEO or a material reduction in your authority, duties or responsibilities; (ii) a material reduction in your base salary or bonus opportunity (other than a reduction that is imposed proportionately on substantially all executive officers); or (iii) Amkor requires you to report to anyone other than Amkor’s then current Board.
Section 409A: This letter is intended to comply with Code Section 409A (to the extent applicable) and the parties hereto agree to interpret, apply and administer this letter in the least restrictive manner necessary to comply therewith and without resulting in any increase in the amounts owed hereunder by Amkor. Notwithstanding any other provision of this letter to the contrary, if you are a “specified employee” within the meaning of Code Section 409A, and a payment or benefit provided for in this letter would be subject to additional tax under Code Section 409A if such payment or benefit is paid within six months after your “separation from service” (within the meaning of Code Section 409A), then such payment or benefit required under this letter shall not be paid (or commence) during the six-month period immediately following your separation from service except as provided in the immediately following sentence. In such an event, any payments or benefits that would otherwise have been made or provided during such six-month period and which would have incurred such additional tax under Code Section 409A shall instead be paid to you in a lump-sum cash payment on the earlier of (i) the first regular payroll date of the seventh month following your separation from service or (ii) the 10th business day following your death. Notwithstanding anything herein to the contrary, neither Amkor nor any of its affiliates shall have any liability to you or to any other person if the payments and benefits provided in this letter that are intended to be exempt from or compliant with Code Section 409A are not so exempt or compliant. Your right to receive installment payments hereunder shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment shall at all times be considered a separate and distinct payment for purposes of Code Section 409A.
Confidentiality and Restrictive Covenants: In consideration for your continuing employment by Amkor, and the payments, benefits and other perquisites described herein, you agree to become a party to the Restrictive Covenant Agreement set forth on Schedule A and the Confidentiality, Intellectual Property and Insider Information Obligations agreement (the “Confidentiality Agreement”) set forth on Schedule B effective as of February 27, 2017. You represent and warrant that you are not subject to any non-compete, non-disclosure, or similar agreement or restrictive covenant that would materially impair your ability to perform the duties of this position. You also acknowledge that (i) your work for Amkor will give you access to confidential affairs and propriety information of Amkor and its affiliates; (ii) the restrictive covenants contained in the Restrictive Covenant Agreement and the Confidentiality Agreement are essential to the business and goodwill of Amkor and its affiliates; and (iii) Amkor would not have made you this continuing offer of employment but for your agreement to become party to the Restrictive Covenant Agreement and the Confidentiality Agreement.
Ethical Standards: You will be expected to observe the highest standards of ethical, personal, and professional conduct and to comply with Amkor’s policies, including its Code of Business Conduct, a copy of which has been provided to you.
Additional Terms: The terms of your employment may in the future be amended, but only by a writing which is signed by both you and, on behalf of Amkor, a duly authorized officer. This letter constitutes the entire agreement between the parties, and supersedes all prior agreements and understandings, relating to the subject matter of this letter, including without limitation the letter agreement between Amkor and you dated April 30, 2013. If any portion or provision of this letter shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this letter, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this letter shall be valid and enforceable to the fullest extent permitted by law. This letter may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together, when delivered, will constitute one and the same instrument.
Governing Law: This letter, including the schedules attached hereto, shall be governed in accordance with the laws of the State of Arizona, without regard to the principles of conflicts of laws thereof. Any legal proceeding arising out of or relating to your employment will be instituted in federal court in the State of Arizona (or, if such proceeding may not be brought in federal court, in the state courts located in Phoenix, Arizona), and you and Amkor hereby consent to the personal and exclusive jurisdiction of such court(s) and hereby waive any objection(s) you or it may have to personal jurisdiction, the laying of venue of any such proceeding and any claim or defense of inconvenient forum.
If these employment terms are satisfactory to you, please indicate your acceptance by signing below and returning one copy of the signed letter to me at your earliest convenience.
Sincerely,
/s/ Gil C. Tily

Gil C. Tily
Executive Vice President, Chief Administrative Officer
and General Counsel

Accepted:	/s/ Stephen D. Kelley March 2, 2017
Stephen D. Kelley

Schedule A
Restrictive Covenant Agreement
As a condition of you becoming employed (or your employment being continued) by Amkor Technology, Inc. or any of its current or future subsidiaries, affiliates, successors or assigns (collectively, “Amkor”), and in consideration for the payments, benefits and other perquisites provided to you pursuant to the continuing offer of employment between you and Amkor dated February 27, 2017, and for other good and valuable consideration, you hereby agree to the following:
1.Non-Competition. During your employment by Amkor and for 18 months thereafter (the “Restriction Period”), you shall not, without the prior written consent of Amkor, engage in or carry on, directly or indirectly, whether as an advisor, principal, agent, partner, officer, director, employee, stockholder, associate or consultant to any person, partnership, corporation or any other business entity, the business of outsourced semiconductor packaging and test services anywhere in the United States or any other country in which Amkor conducts business; provided that ownership by you of Amkor securities or of less than a five percent equity interest in a publicly held company shall not be a breach of this paragraph.
2.    Non-Solicitation. During the Restriction Period, you shall not, without the express prior written consent of Amkor, directly or indirectly, for yourself or on behalf of any other person or entity, (i) solicit or encourage any customer, vendor, client or prospective customer, vendor or client (or anyone who was a customer, vendor or client during the Restriction Period) to cease any relationship with Amkor or its affiliates or (ii) solicit or encourage any employee or consultant of Amkor or its affiliates (or anyone who was an employee or consultant of Amkor or its affiliates during the Restriction Period) to leave the employment of or cease to perform services for Amkor or its affiliates; provided that this paragraph shall not prohibit any general public advertisement or general solicitation for personnel not specifically directed at any employee or consultant of Amkor or its affiliates.
3.    Non-Disparagement. During your employment by Amkor and at all times thereafter, you shall not publish or otherwise transmit any disparaging, derogatory or defamatory remarks, comments or statements, whether written or oral, regarding Amkor, its affiliates or their respective officers, directors, employees, consultants, reputations, products, operations, procedures, policies or services, which are reasonably likely to (i) damage materially the reputation of Amkor or its affiliates or (ii) interfere materially with the contracts or business relationships of Amkor or its affiliates. This paragraph shall not restrict or prevent you from providing truthful testimony as required by court order or other legal process, or from reporting possible violations of federal law or regulation to any government agency or entity or self-regulatory organization or making disclosures that are protected under the whistleblower provisions of federal law or regulation.
4.    Substitution. If a court holds that the duration, scope, area or other restrictions stated herein are unreasonable under circumstances then existing, you and Amkor agree that the maximum duration, scope, area or other restrictions reasonable under such circumstances will be substituted for the stated duration, scope, area or other restrictions.

5.    Enforcement. You agree that in the event of your breach or threatened breach of any provision of this Schedule, Amkor in addition to any other legal remedies which may be available to it, shall be entitled to appropriate injunctive relief and/or specific performance in order to enforce or prevent any violations of such provisions.
6.    Governing Law; Exclusive Jurisdiction. This Restrictive Covenant Agreement shall be governed in accordance with the laws of the State of Arizona, without regard to the principles of conflicts of laws thereof. Any legal proceeding arising out of or relating to this Restrictive Covenant Agreement will be instituted in federal court in the State of Arizona (or, if such proceeding may not be brought in federal court, in the state courts located in Phoenix, Arizona), and you and Amkor hereby consent to the personal and exclusive jurisdiction of such court(s) and hereby waive any objection(s) you or it may have to personal jurisdiction, the laying of venue of any such proceeding and any claim or defense of inconvenient forum.

ACKNOWLEDGED AND ACCEPTED:
/s/ Stephen D. Kelley
Stephen D. Kelley
March 2, 2017
Date

Schedule B
Amkor Technology, Inc.
Confidentiality, Intellectual Property, and Insider Information Obligations
As a condition of you becoming employed (or your employment being continued) by Amkor Technology, Inc. or any of its current or future subsidiaries, affiliates, successors or assigns (collectively, “Amkor”), you hereby agree to the following:
1.    Prior Employment. You confirm that you are under no restrictions including, without limitation, non-compete agreements or non-disclosure agreements which would restrict your ability to fully comply with your employment obligations with Amkor, or to comply with the confidentiality and intellectual property obligations set forth below.
Under the Uniform Trade Secrets Act (UTSA), you are prohibited from knowingly disclosing confidential information from your former employer to whom you owe continuing obligations of confidentiality (“Former Employer Confidential Information”). Tangible items containing Former Employer Confidential Information, including without limitation documents, files, computer discs and other physical or electronic items, which contain Former Employer Confidential Information, may not be brought to any Amkor site.
2.    Confidential Information. You shall maintain in strict confidence, during and after your employment with Amkor, any Amkor trade secrets, except as required in the conduct of Amkor’s business or as authorized in writing on behalf of Amkor, unless and until the same shall have become generally known. This information includes without limitation, the following: all Amkor trade secrets, confidential reports and communications; customer and prospect lists; the identity or details of Amkor’s suppliers, licensors, licensees, distributors and consultants; information concerning Amkor employees; Amkor financial information; non-public details of any Amkor agreements; pending or unannounced deals, agreements, disputes, litigation, settlements, or investigations; production processes; bills of materials; non-public product roadmaps; marketing techniques; purchasing information; price lists; quotation procedures; pending bids; customer information and data; installation and training techniques; maintenance procedures; business methods; concepts; ideas; inventions including the results of research and development activities; processes, formulas; techniques; know-how; designs; drawings; specifications; blueprints; patent disclosures; pending patent applications, including information that you created during your employment with Amkor (whether or not during working hours) and any confidential information and materials that Amkor obtains from third parties pursuant to a non-disclosure agreement. You shall not remove from Amkor’s premises or retain without Amkor’s express written consent any property belonging to Amkor including, but not limited to, figures, calculations, letters, papers, drawings, blueprints or copies thereof, or any trade secret or financial information of any type except in the conduct of Amkor business. You further agree not to remove from Amkor’s premises or retain without Amkor’s express written consent any Amkor property or trade secrets, except as required in the conduct of Amkor business.
Upon termination of your employment with Amkor, whether voluntary or involuntary, you agree not to retain any tangible items (including without limitation, any and all devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, laboratory notebooks, materials, flow charts, equipment, other documents or property, or reproductions of any of the aforementioned items developed by you during your employment with Amkor or otherwise containing Amkor Confidential Information or belonging to Amkor) and to promptly return to Amkor any such items in your possession on or before your date of termination.
Notwithstanding the foregoing, (i) nothing herein shall prohibit you from reporting possible violations of federal law or regulation to any government agency or entity or self-regulatory organization or making disclosures that are protected under the whistleblower provisions of federal law or regulation, and (ii) in accordance with the Defend Trade Secrets Act of 2016, you shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (x) is made (I) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (II) solely for the purpose of reporting or investigating a suspected violation of law; or (y) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.
3.    Ownership and Assignment of Intellectual Property.
Prior Inventions. You have attached hereto, as Exhibit A, a list describing with particularity all inventions, original works of authorship, developments, improvements, and trade secrets which were made by you prior to the commencement of your employment with Amkor (collectively, “Prior Inventions”), which belong solely to you or belong to you jointly with another party, which relate in any way to any of Amkor’s proposed businesses, products or research and development, and which are not assigned to Amkor hereunder; or, if no such list is attached, you represent that there are no such Prior Inventions. If, in the course of your employment with Amkor, you incorporate into a Amkor product, process or machine a Prior Invention owned by you or in which you have an interest, then you hereby grant to Amkor and its affiliates a non-exclusive, royalty-free, irrevocable, perpetual, worldwide license (with the right to sublicense) to make, have made, copy, modify, make derivative works of, use, sell, offer to sell, import, and otherwise distribute such Prior Invention as part of or in connection with such product, process or machine.
Work Product and Related Intellectual Property. You agree and acknowledge that all intellectual property and work product developed during your employment with Amkor is the exclusive property of Amkor. This includes, without limitation, confidential or proprietary information, trade secrets, software, inventions, processes, copyrightable materials, patent disclosures, patent applications, issued patents and any counterparts, divisional patents and any and all foreign counterparts and all work product which you conceived, created, developed or participated in the development of while employed by Amkor. You agree to promptly disclose to Amkor any such foregoing intellectual property, and further agree that this disclosure obligation commences upon the date of employment.
Assignment of Rights. You agree that you will promptly make full written disclosure to Amkor, will hold in trust for the sole right and benefit of Amkor, and hereby assign to Amkor all my right, title and interest throughout the world in and to any and all intellectual property including, without limitation, inventions, original works of authorship, developments, concepts, know-how, improvements or trade secrets, whether or not patentable or registrable under copyright, patent, or similar laws, which you may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of your employment with Amkor (collectively, “Developments”). You hereby further acknowledge that all Developments which you make (solely or jointly with others) within the scope of and during the period of your employment with Amkor are “works made for hire” (to the greatest extent permitted by applicable law) and are compensated by your salary, and you hereby assign to Amkor all your rights related to such Developments including, without limitation, the rights to recover and pursue damages and/or injunctive relief for past, present, and future claims related to the Developments.
Perfection of Rights. You agree to assist Amkor at its expense, in every proper way to secure Amkor’s rights in the Developments and any copyrights, patents, trademarks, mask work rights, moral rights, or other intellectual property rights relating thereto in any and all countries, including the disclosure to Amkor or its designee of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments, recordations, and all other instruments which Amkor shall deem necessary in order to apply for, obtain, maintain and transfer such rights, or if not transferable, waive such rights, and in order to assign and convey to Amkor and any successors, assigns and nominees the sole and exclusive rights, title and interest in and to all such Developments, and any copyrights, patents, mask work rights or other intellectual property rights relating thereto. You further agree that your obligation to execute or cause to be executed, when it is in your power to do so, any such instrument or papers shall continue after the termination of this Agreement until the expiration of the last such intellectual property right to expire in any country of the world.
Maintenance of Records. You agree to keep and maintain adequate and current written records of all Developments you make (solely or jointly with others) during the term of your employment with Amkor. The records may be in the form of notes, sketches, drawings, flow charts, electronic data or recordings, laboratory notebooks, and any other format. The records will be available to and remain the sole property of Amkor at all times. You agree to return all such records (including all copies thereof) to Amkor at the time of termination of your employment with Amkor as provided for in Section 2 above.
Remedies. You agree that Amkor will suffer irrevocable harm if you breach your obligations listed in this agreement, and that monetary damage may not be adequate to compensate Amkor for such breach. If you breach or attempt to breach any of the provisions in this agreement, you agree that without limiting any other remedies under law or equity, Amkor is entitled to an immediate temporary restraining order without notice to you, a preliminary injunction and permanent injunction to prevent or restrain any breach or attempted breach of any provision herein, and reimbursement of all costs (including reasonable attorney’s fees) incurred in connection with such injunctive relief.
4.    Insider Information. Any person who possesses material non-public information regarding Amkor is considered to be an Insider, pursuant to securities laws, for as long as the information is treated as confidential by Amkor. Any employee who becomes an Insider at any point in time is subject to Amkor’s Insider Trading Policy.
As an Insider, if you become aware of material (as defined below and in the Insider Trading Policy) non-public information relating to Amkor, you will neither participate in any direct or indirect trade in Amkor stock or directly or indirectly disclose such material non-public information to any third party, even other Amkor employees who do not have a need to know. Any information, positive or negative, that might be of significance to an investor as an element in determining whether to purchase, sell, or hold Amkor stock would be material.
You will not discuss confidential information, trade secrets or Amkor’s intellectual property with any third party, except as required in the performance of your employment duties, and where appropriate, solely pursuant to a non-disclosure agreement between Amkor and the third party. Questions regarding employee responsibilities under this agreement should be immediately directed to Human Resources or the General Counsel. Amkor expects strict compliance with these procedures by all personnel at every level. Failure of compliance may result in serious legal actions to minimize or address actual or potential repercussions for Amkor.
ACKNOWLEDGED AND ACCEPTED

Stephen D. Kelley	March 2, 2017
Name (Please Print)	Date

/s/ Stephen D. Kelley
Signature

Exhibit A
Prior Inventions

None.